UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Raptor Pharmaceutical Corp.

(Name of Subject Company)

Misneach Corporation

(Name of Offeror)

An Indirect Wholly-Owned Subsidiary of

Horizon Pharma Public Limited Company

(Name of Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

75382F106

(CUSIP Number of Class of Securities)

Timothy P. Walbert

Chairman, President and Chief Executive Officer

Horizon Pharma plc

Connaught House, 1st Floor

1 Burlington Road

Dublin 4, D04 C5Y6, Ireland

011-353-1-772-2100

Copies to:

Barbara Borden

Kay Chandler

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121

(858) 550-6000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$833,256,991.80	$83,908.98

*	The transaction valuation was calculated by adding (i) 85,734,327 outstanding shares of common stock of Raptor Pharmaceutical Corp. (“Raptor”), par value $0.001 per share (the “Shares”), multiplied by the offer price of $9.00 per Share, (ii) 5,641,676 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $9.00 per Share, multiplied by $4.05, which is the offer price of $9.00 per Share minus the weighted average exercise price for such options of $4.95 per Share, (iii) 786,654 Shares subject to issuance pursuant to outstanding restricted stock unit awards to acquire Shares, multiplied by the offer price of $9.00 per Share, (iv) 95,804 Shares estimated to be issuable under the employee stock purchase plan, multiplied by the offer price of $9.00 per Share, and (v) 3,428,571 Shares issuable upon the conversion of convertible notes, multiplied by the offer price of $9.00 per Share. The calculation of the filing fee is based on information provided by Raptor as of September 21, 2016.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015 by multiplying the transaction value by .0001007.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $83,908.98	Filing Party: Horizon Pharma Public Limited Company and Misneach Corporation
Form or Registration No.: Schedule TO	Date Filed: September 26, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on September 26, 2016 by Misneach Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Horizon Pharma plc, a public limited company organized under the laws of Ireland. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Raptor Pharmaceutical Corp., a Delaware corporation, at a price of $9.00 per Share, net to the holder thereof, in cash, without interest thereon (less any required withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 26, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Amendments to the Offer to Purchase

Summary Term Sheet

The fifth question in the Summary Term Sheet in the Offer to Purchase with the heading “Do you have the financial resources to pay for the Shares?” is amended and restated to read as follows:

“Do you have the financial resources to pay for the Shares?

No. We estimate that we will need approximately $990.0 million to purchase all of the issued and outstanding Shares and to pay related fees and expenses, including the repayment of up to approximately $127.0 million of Raptor’s existing indebtedness (including the $72.0 million payable in respect of the Raptor Convertible Notes pursuant to that certain Note Redemption Agreement, dated as of October 5, 2016, by and among Raptor, HealthCare Royalty Partners II, L.P., HCRP Overflow Fund, L.P. and MOLAG Healthcare Royalty, LLC) at the closing of the Offer and the Merger (collectively, the “Closing Financing Obligations”). Horizon Pharma, Inc., an indirect wholly owned subsidiary of Parent (“HPI”), has entered into an amended and restated debt commitment letter (the “Debt Commitment Letter”) with Bank of America, N.A., JPMorgan Chase Bank, N.A., Jefferies Finance LLC, Citigroup Global Markets, Inc., Cowen and Company, LLC and Cowen Structured Holdings, Inc. (collectively the “Debt Commitment Parties”) pursuant to which the Debt Commitment Parties have committed to provide a $675.0 million principal amount of senior secured incremental term loans (“Incremental Loans”) under HPI’s existing senior secured credit facility.

In lieu of borrowing the entire amount committed under the Debt Commitment Letter, HPI and Horizon Pharma USA, Inc., an indirect wholly owned subsidiary of Parent (together with HPI, the “Issuers”), expect to (i) issue $300.0 million principal amount of senior notes due 2024 (the “Senior Notes”) in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, and (ii) borrow up to $375.0 million principal amount of Incremental Loans in accordance with the Debt Commitment Letter (collectively, the “Debt Financings”), in each case, substantially concurrently with the closing of the Merger. Subject to the satisfaction of certain conditions, the net proceeds of Debt Financings, together with Parent’s cash and cash equivalents and the cash and cash equivalents of Raptor that are anticipated to be available to Parent immediately following the consummation of the Merger, will be available to satisfy the Closing Financing Obligations. Parent and its consolidated subsidiaries had cash and cash equivalents of approximately $424.5 million as of June 30, 2016 and Raptor and its consolidated subsidiaries had cash and cash equivalents of approximately $124.2 million as of June 30, 2016.

In the event that we do not receive the proceeds of the Debt Financings or any alternative financing of substantially similar amount (either because the conditions to such financing are not satisfied, the Debt Commitment Parties fail to satisfy their obligations under the Debt Commitment Letter or otherwise), we will not have sufficient financial resources available to satisfy the Closing Financing Obligations. If we do, however, receive the proceeds of the Debt Financings (or any alternative financing of substantially similar amount), we will then have sufficient financial resources to satisfy the Closing Financing Obligations. See Section 9 — “Source and Amount of Funds.””

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO and the disclosure under Section 15 — “Conditions of the Offer” of the Offer to Purchase are hereby amended and supplemented by inserting the following paragraph at the end of Section 15 — “Conditions of the Offer”:

“The Marketing Period terminated on October 11, 2015, satisfying the condition to the Offer requiring that the Marketing Period shall have been completed prior to the Expiration Time. The Offer remains subject to the remaining conditions to the Offer described above.”

Item 7.	Source and Amount of Funds or Other Consideration.

Item 7 of the Schedule TO and Section 9 “Source and Amount of Funds” of the Offer to Purchase are amended and restated to read as follows:

“9. Source and Amount of Funds

We estimate that we will need approximately $967.0 million to pay the Closing Financing Obligations. HPI has secured $675.0 million in debt commitments from the Debt Commitment Parties, which are described in more detail in section titled “Debt Financing” immediately below. In lieu of borrowing the entire committed amount pursuant to the Debt Commitment Letter to fund the Transactions, the Issuers expect to (i) raise issue an aggregate of approximately issue $300.0 million principal amount of pursuant to an offering of Senior Notes in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, and (ii) borrow up to $375.0 million principal amount of Incremental Loans in accordance with the Debt Commitment Letter under principal amount of the Committed Incremental Term Loan Facilities pursuant to HPI’s existing senior secured credit facility, in each case, substantially concurrently with the closing of the Merger. Subject to the satisfaction of certain conditions, the net proceeds of the Debt Financings, (i) the Committed Incremental Loan Facility or, as applicable, (ii) the Substitute Debt Financing, will be available to Purchaser, in each case, together with Parent’s cash and cash equivalents and, if needed, the cash and cash equivalents of Raptor that are anticipated to be available to Parent immediately following the consummation of the Merger, will be available used will be used to satisfy the Closing Financing Obligations. Parent and its consolidated subsidiaries had cash and cash equivalents of approximately $424.5 million as of June 30, 2016 and Raptor and its consolidated subsidiaries had cash and cash equivalents of approximately $124.2 million as of June 30, 2016.

The Offer is not conditioned on completion of any financing or the receipt of any financing proceeds. In the event that we do not receive the proceeds of the Debt Financings or any alternative financing of substantially similar amount (either because the conditions to such financing are not satisfied, the Debt Commitment Parties fail to satisfy their obligations under the Debt Commitment Letter or otherwise), we will not have sufficient financial resources available to satisfy the Closing Financing Obligations. The absence of a “Material Adverse Effect” (as defined in the Merger Agreement and as described below in Section 11 — “The Transaction Documents”) is a condition to the financing commitments under the Debt Commitment and Purchaser’s obligation to purchase Shares in the Offer. As a result, in the event of a Material Adverse Effect prior to the Acceptance Time, the Debt Commitment Parties will not be obligated to fund the financing commitments provided under the Debt Commitment Letter and we will not be obligated to purchase Shares in the Offer.

If we do, however, receive the proceeds of the Debt Financings (or any alternative financing of substantially similar amount), we will then have sufficient financial resources to satisfy the Closing Financing Obligations.

Debt Financing

HPI has received the Debt Commitment Letter from the Debt Commitment Parties to provide, subject to the conditions set forth in the Debt Commitment Letter, the $675.0 million principal amount of Incremental Loans, which would be available to be drawn in full, or in part, for the purpose of financing the Offer and the Merger, refinancing certain of Raptor’s existing indebtedness, and paying related fees and expenses.

The commitment of the Debt Commitment Parties under the Debt Commitment Letter will automatically expire upon the first to occur of (i) 11:59 p.m. New York time on January 9, 2017, (ii) prior to the closing of the Merger, the date of the termination of Merger Agreement in accordance with its terms, and (iii) the closing of the Merger without the funding of the Incremental Loans under the Debt Commitment Letter.

Although the commitments under the Debt Commitment Letter are not subject to a due diligence or “market out,” the Debt Financings may not be considered assured. As of the date hereof, no alternative financing arrangements or alternative financing plans (other than the Substitute Debt Financing described above) have been made in the event the Debt Financings are not consummated.

The availability of the Incremental Loans under the Debt Commitment Letter is subject, among other things, to the purchase of Shares in the Offer and the consummation of the Merger in accordance with the terms of the Merger Agreement without any amendment, waiver, modification or consent of any of the provisions thereof that are materially adverse to the interests of the lenders without the consent of the Debt Commitment Parties (such consent not to be unreasonably withheld, delayed or conditioned), the absence of a “Material Adverse Effect” (as defined in the Merger Agreement and as described below in Section 11 — “The Transaction Documents”), solvency of the Company and its subsidiaries on a consolidated basis after giving effect to the funding of the Incremental Loans, payment of required fees and expenses, the refinancing of Raptor’s indebtedness under that certain Amended and Restated Loan Agreement, dated as of July 1, 2014, by and among Raptor, HealthCare Royalty Partners II, L.P., and the guarantors party thereto (the “Raptor Loan Agreement”), the absence of certain other debt unless permitted to remain outstanding under the terms of Parent’s existing credit facility, delivery of certain historical and pro forma financial information, delivery of documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, affording the Debt Commitment Parties a period of time to syndicate the Incremental Loans, the execution of certain guarantees and the creation and perfection of certain security interests, the accuracy of specified Merger Agreement representations and certain specified representations in all material respects, and the negotiation, execution and delivery of definitive documentation.

Each of Parent and Purchaser has agreed to use its commercially reasonable efforts to arrange, consummate and obtain the proceeds of the financing contemplated by the Debt Commitment Letter on the terms and conditions described in the Debt Commitment Letter. However, under the terms of the Merger Agreement, Parent, HPI and Purchaser have the right to substitute other debt or equity financing for all or any portion of the financing contemplated by the Debt Commitment Letter from the same and/or alternative sources of financing so long as such substitute financing would not materially and adversely impact the ability of Parent and Purchaser to consummate the Offer and the Merger on a timely basis. As described above, in lieu of borrowing the entire committed amount pursuant to the Debt Commitment Letter, the Issuers expect to (i) issue $300.0 million principal amount of Senior Notes, and (ii) borrow up to $375.0 million principal amount of Incremental Loans on terms consistent with those set forth in the Debt Commitment Letter. The documentation governing the Debt Financings has not been finalized and, accordingly, the actual terms of the Debt Financings (including any Incremental Loans) may differ from those described herein or in the Debt Commitment Letter.

Roles. Each of the Debt Commitment Parties has been appointed as a joint lead arranger and joint book-running manager for the Committed Incremental Loans. Citibank, N.A. will continue to serve as administrative agent for HPI’s existing senior secured credit facilities (the agreement governing such facilities, the “Credit Agreement”) under which the Incremental Loans will be provided (in such capacity, we refer to Citibank, N.A. as the “Administrative Agent”).

Maturity. The Incremental Loans are expected to mature on May 7, 2021.

Interest Rate. The Incremental Loans are expected to bear interest, at HPI’s option, at a rate equal to the adjusted Eurodollar rate or an alternate base rate, in each case, plus a spread.

Prepayments and Amortization. HPI expects to be permitted to make voluntary prepayments with respect to the Incremental Loans at any time. The Incremental Loans are expected to amortize 1% per annum in equal quarterly installments until the final maturity date. The remaining aggregate principal amount of the Incremental Loans will be due on the maturity date. The Incremental Loans will be subject to customary mandatory prepayment provisions, including prepayments to be made with the net proceeds of asset sales, insurance recovery events and certain incurrences of indebtedness, and from annual “excess cash flow”, in each case subject to certain conditions to be agreed.

Guarantors. All obligations of HPI under the Credit Agreement are, and all obligations of the Issuers in respect of the Incremental Loans will be, guaranteed by Parent and each existing and future direct and indirect subsidiary of Parent, subject to certain limitations.

Security. The obligations of the Issuers and the guarantors under the Credit Agreement and under any interest rate protection or other hedging arrangements entered into with any lenders under the Credit Agreement (or any affiliates of the foregoing), are secured, subject to permitted liens and other agreed upon exceptions on a senior basis by a perfected security interest in all of HPI’s and each guarantor’s existing or after-acquired personal property, including all of the capital stock directly held by the HPI or any guarantor (limited, in the case of first-tier foreign subsidiaries of HPI or any subsidiary of HPI that is a guarantor, to 100% of the non-voting equity interests (if any) and 65% of the voting equity interests of such subsidiaries). Under the terms of the Debt Commitment Letter, if certain security is not provided at closing despite the use of commercially reasonable efforts to do so, the delivery of such security will not be a condition precedent to the availability of the Incremental Loans on the closing date, but instead will be required to be delivered following the closing date pursuant to arrangements to be mutually agreed and subject to extensions to be agreed by the Administrative Agent in its sole discretion.

Other Terms. The Credit Agreement contains customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and consolidations, prepayments of subordinated indebtedness, liens and dividends and other distributions. The Credit Agreement also includes customary events of default including a change of control to be defined.

The foregoing summary of certain provisions of the Debt Commitment Letter and the Credit Agreement is qualified by reference to the Debt Commitment Letter itself, which is incorporated herein by reference. We have filed a copy of the Debt Commitment Letter as Exhibit (b)(i) to the Schedule TO, which is incorporated by reference.

Senior Notes due 2024

General. On October 13, 2016, the Issuers announced an offering pursuant to a private placement of $300.0 million aggregate principal amount of Senior Notes to certain investment banks acting as initial purchasers who intend to resell the Senior Notes to “qualified institutional buyers” as defined in Rule 144A under the Securities Act and in offshore transactions to non-U.S. Persons in reliance on Regulation S under the Securities Act. The net cash proceeds from the Senior Notes are expected to be $300.0 million less certain customary fees and discounts.

Ranking and Guarantees. The Senior Notes, if and when issued, will be the Issuers’ general unsecured senior obligations and we and all of our direct and indirect subsidiaries that are guarantors under the Credit Agreement will fully and unconditionally guarantee on a senior unsecured basis the Issuers’ obligations under the Senior Notes.

Interest Rate. The interest rate at which the Senior Notes will accrue interest is yet to be determined. Interest under the Senior Notes is expected to be payable semiannually in arrears on May 1 and November 1 of each year, beginning on May 1, 2017. The Issuers expect the Senior Notes will mature on May 1, 2024, unless earlier exchanged, repurchased or redeemed.

Redemption. Except as described below, the Issuers do not expect the Senior Notes to be redeemable before November 1, 2019. Thereafter, it is expected that some or all of the Senior Notes will be redeemable at any time at specified redemption prices, plus accrued and unpaid interest to the redemption date. It is also expected that at any time prior to November 1, 2019, some or all of the Senior Notes will be redeemable at a price equal to 100% of the aggregate principal amount thereof, plus a make-whole premium and accrued and unpaid interest to, but not including, the redemption date. The Issuers also expect that, prior to November 1, 2019, up to 35% of the aggregate principal amount of the Senior Notes will be redeemable at a redemption price equal to a percentage of the aggregate principal amount of the Senior Notes (with such percentage equal to 100.00% plus the interest rate applicable to the Senior Notes), plus accrued and unpaid interest, with the net proceeds of certain equity offerings; provided that: (i) at least 65% of the aggregate principal amount of notes originally issued under the indenture governing the Senior Notes (excluding notes held by the parent and its subsidiaries) remains outstanding immediately after the occurrence of such redemption; and (ii) the redemption occurs with 180 days of the date of closing such equity offering. In addition, it is expected that the Senior Notes will be redeemable in whole but not in part at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the redemption date, if on the next date on which any amount would be payable in respect of the Senior Notes, the Issuers or any guarantor is or would be required to pay additional amounts as a result of certain tax related events.

Offer to Repurchase Upon a Change of Control or Asset Sale. It is expected that if we undergo a change of control, the Issuers will be required to make an offer to purchase all of the Senior Notes at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest to, but not including, the repurchase date. It is also expected that if we or certain of our subsidiaries engage in certain asset sales, the Issuers will be required under certain circumstances to make an offer to purchase the Senior Notes at 100% of the principal amount thereof, plus accrued and unpaid interest to the repurchase date.

Covenants and Events of Default. It is expected that the indenture governing the Senior Notes will contain customary negative covenants and events of default.”

Item 11.	Additional Information.

Item 11 of the Schedule TO and the disclosure under Section 16 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase are hereby amended and supplemented by inserting the following paragraph to the end of such Section 16 under the heading “Legal Proceedings”:

“On October 7, 2016, a complaint captioned Jordan v. Raptor Pharmaceutical Corp., et al., Case No. 1:16-cv-00913, was filed in the United States District Court for the District of Delaware against Raptor and each member of the Raptor Board. The action was brought by Jesse Jordan, who claims to be a stockholder of Raptor, on his own behalf, and seeks certification as a class action on behalf of all of Raptor’s stockholders. The complaint alleges, among other things, that the process leading up to the proposed acquisition was inadequate and that the Schedule 14D-9 omits certain material information, which the complaint alleges renders the information disclosed materially misleading. The complaint seeks, among other things, to enjoin the proposed transaction, or in the event the proposed transaction is consummated, to recover money damages.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 14, 2016

Misneach Corporation

By:	/s/ Timothy P. Walbert
	Name:	Timothy P. Walbert
	Title:	President and Chief Executive Officer

Horizon Pharma plc

By:	/s/ Timothy P. Walbert
	Name:	Timothy P. Walbert
	Title:	Chairman, President and Chief Executive Officer

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated as of September 26, 2016*

(a)(1)(ii)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9)*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(vi)	Summary Advertisement, as published in The New York Times on September 26, 2016*

(a)(5)(i)	Joint Press Release issued by Parent, dated September 12, 2016 (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 12, 2016)*

(b)(i)	Amended and Restated Commitment Letter, dated September 16, 2016, by and among Horizon Pharma, Inc., Bank of America, N.A., JPMorgan Chase Bank, N.A., Jefferies Finance LLC, Citigroup Global Markets, Inc., Cowen and Company, LLC and Cowen Structured Holdings, Inc.*

(c)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of September 12, 2016, by and among Parent, Purchaser and Raptor (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 12, 2016)*

(d)(2)	Form of Tender and Support Agreement, dated as of September 12, 2016, by and among Parent, Purchaser and certain stockholders of Raptor (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 12, 2016)*

(d)(3)	Confidentiality Agreement, dated as of June 6, 2016, by and between Parent and Raptor*

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Previously filed.